FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X              Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 6, 2008
2.	Press release dated February 7, 2008
3.	Press release dated February 12, 2008
4.	Press release dated February 20, 2008
5.	Press release dated February 26, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC.
Date:	February 29, 2008	By:	/s/ Tim Score
			Name:	Tim Score
			Title:	Chief Financial Officer

Item 1

06 February 2008

ARM Mali Technology - Bringing Graphics to the Mainstream at Mobile World Congress

WHAT:  Over one hundred mobile devices are now shipping from manufacturers including LG, Motorola and Samsung with ARM® Mali™ graphics technology, delivering stunning visual experiences on smartphones, feature phones and other handsets.

Ericsson Mobile Platforms (EMP) and NXP are major licensees of the ARM Mali200™ GPU  with EMP also licensing complementary Mali graphics software, joining the growing list of Mali licensees announced in January 2008.  To read more, click here for EMP and here for NXP.

Visit ARM on booth 1C01 in Hall 1 at Mobile World Congress to find out more and to see Mali technology in action.  ARM will also unveiling new Mali products from February 11, 2008.

To arrange a meeting to discuss Mali technology at MWC please contact lorna.dunn@arm.com.

WHEN:  Monday 11 – Thursday 14 February, 2008

WHERE: Mobile World Congress, Fira de Barcelona, Spain.  Booth 1C01, Hall 1.

HOW: For more details about MWC please visit http://www.mobileworldcongress.com/

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited.  Mali and Mali200 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0704

Eureka Endo	Lorna Dunn
Text 100	ARM
+44 208 846 0704	+44 1223 400835
eureka@text100.com	lorna.dunn@arm.com

Item 2

07 February 2008

ARM To Showcase Visually Stunning Mobile Internet Devices at Mobile World Congress 2008

WHAT:  Join ARM as it celebrates its 10th year at the heart of mobile devices. View demos of advanced ARM technology powering the coolest ARM Powered® smartphones, such as the LG-KS20 and the Samsung BlackJack™ II.

WHEN: Monday, February 11 – Thursday, February 14, 2008

WHERE: Mobile World Congress, Barcelona

Hall 1, Booth 1C01

WHY:  ARM will be showing advanced technology enabling the “Full Web in Your Pocket” experience, including the latest ARM® Cortex™ family of processors; the ARM Mali™ graphics stack; and the newest RealView® development tools.  ARM technology is powering over 90 percent of the handsets on display at Mobile World Congress 2008, including graphics-rich, large-format, low-power Mobile Internet Devices.

ARM is at the heart of the world’s mobile devices. Of the 10 billion ARM Powered chips shipped by ARM’s silicon Partners, 7 billion have gone into mobile devices. ARM’s Partnership with all of the industry’s leading OEMs and silicon manufacturers means that the company’s roadmap is developed in lock-step with the industry. Visit ARM at Mobile World Congress and see the future of mobile devices.

WHO:  ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

-ENDS-

ARM, ARM Powered and RealView are registered trademarks of ARM Limited. Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Stuart Gill Text 100 + 44 20 8846 0758 londonarm@text100.com	Lauren Sarno ARM +44 1223 406 138 lauren.sarno@arm.com	Erik Ploof ARM +1 425 880 6033 erik.ploof@arm

Item 3

12 February 2008

ARM Agrees Subscription License With Renesas Technology

New subscription license grants Renesas access to industry-leading ARM processors for next-generation mobile and consumer devices

CAMBRIDGE, UK – Feb. 12, 2008 –ARM [(LSE:ARM)]; (Nasdaq:ARMHY)], today announced that ARM and Renesas Technology Corp have signed a subscription license that gives Renesas full access to all ARM® processor IP for future-generation products. The agreement also enables Renesas to obtain access to new ARM technology to meet demands for low-power system solutions for mobile applications, digital home electronics and office automation systems. The subscription licensing model is the first of its kind for ARM’s Japanese customer base, and expands a long-term strategic technology partnership between ARM and Renesas Technology.

As end-users seek increased functionality and capabilities from their mobile phones and portable devices, the ability to run multiple applications with minimal power drain is crucial. The latest processor solutions from ARM enable this benefit in a wide variety of end products.

“In its bid to create comprehensive solutions, Renesas Technology has been developing buses and memory interface architectures that deliver high-speed data transmission and storage, as well as developing software drivers and middleware that utilize these systems’ performance, based on CPU cores and IP technology,” said Shiro Baba, board director and executive general manager of Renesas Technology’s Systems Solution Business Group. “While Renesas Technology already offers powerful SuperH™ CPU cores, and is newly developing low power CPU RX series for MCU products, in response to our customers’ requests for a broader product range we are complementing our products with ARM’s widely used processors.  The new licence from ARM gives us an optimal SoC solution, enabling us to provide a wide range of CPUs from both Renesas Technology and ARM.”

“In a constantly evolving marketplace, ARM is committed to empowering its Partners with the resources they need to not only remain competitive today, but to meet future technology challenges head-on,” said Tudor Brown, chief operating officer, ARM. “The combination of ARM’s advanced processor technology and Renesas Technology’s leadership in advanced SoC development and mass production forms a solid foundation for the development of pioneering semiconductor products.”

Since 2004, ARM has licensed proven processor technology to Renesas, for mobile SoC design and ASIC design in consumer applications.

ARM latest processers
As the industry’s leading provider of 32-bit embedded RISC microprocessors, with in excess of ten billion processors being shipped by its Partners since the company was formed in 1990, ARM offers a wide range of processors based on a common architecture to deliver optimum performance together with low power consumption and system cost. Advanced processors such as the ARM Cortex™-A8 processor more than meet the requirements for power-optimized mobile devices, needing full functionality at less than 300mW, and in performance-optimized consumer applications requiring 2000 Dhrystone MIPS. Targeted implementations of the ARM Cortex-A9 MPCore™ multicore processor enable mobile devices with increased peak performance by utilizing the design flexibility and advanced power management techniques offered by the ARM MPCore technology to maintain operation within tight mobile power budgets.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Starlayne Meza Text 100 +1 415 593 8431 starm@text100.com	Alan Tringham ARM +44 (0) 1223 400947 alan.tringham@arm.com

Item 4

20 February 2008

ARM Leads The Mobile Market Into Console-Quality 3D Gaming

ARM expands its graphics stack with Mali-JSR297 software for graphics acceleration on a wide range of next-generation mobile devices

CAMBRIDGE, UK – Feb. 20, 2008 – ARM [(LSE:ARM)]; (Nasdaq:ARMHY)] today announced at the Game Developers’ Conference, San Francisco, Calif., the ARM® Mali-JSR297™ software for 3D graphics, the first product to enable developers of Java applications to take advantage of the latest hardware graphics features found in OpenGL ES 2.0 graphics processing units (GPUs), such as the ARM Mali200™ GPU. With the established Mali-JSR184 software (formerly Swerve Client), ARM is uniquely positioned to offer a complete software and hardware graphics stack and is one of the leading suppliers of middleware that enable 3D graphics to be used in Java games. Ericsson Mobile Platforms are the lead Partner for the Mali-JSR297 software, complementing the Mali200 GPU and ARM graphics middleware in the groundbreaking HSPA-enabled mobile platform, U500, bringing console class gaming to 2009 feature phones.

With the ARM Mali-JSR297 software, game developers now have complete control over the visual appearance of their games, enabling the creation of graphics displays on mobile phones that are similar to those seen on high-end gaming consoles and PCs. The Mali-JSR297 software demonstrates a leap in graphics quality that meets consumer demands for advanced-content entertainment on mobile phones.

 “The expectations of the gaming community continue to increase, which is driving demand for device manufacturers to deliver the next wave of user experience in mobile gaming. The Mali-JSR297 software will provide game developers with the resources they need to bridge the graphics divide among various gaming platforms,” said Dr. Jon Peddie, president of Jon Peddie Research, a leading multimedia and graphics market research firm. “Historically, graphics quality on mobile phones has lagged in comparison to those displayed on a gaming console or computer screens. The software and hardware products that ARM is now offering mean that mobile graphics will now quickly approach the quality of a dedicated games device.”

In order for Java applications to make use of the graphics hardware, handset manufacturers require an efficient software engine that minimizes the number of calculations that Java games need to perform in order to display the graphics. The Mali-JSR297 software builds on ARM’s legacy in graphics solutions and eliminates the risk of integration issues. Furthermore, the new features in the Mali-JSR297 software reside beneath the gaming applications that users download to their phones and open up the full power of OpenGL ES 2.0, the API used in leading games consoles such as the Sony PlayStation 3 and which is supported by the Mali200 GPU. The ARM Mali-JSR297 software empowers developers with the artistic freedom to produce games with more personality, despite limited display size, which previously had not been possible for mobile Java applications.

“One of the biggest challenges facing game developers today is the lack of tools that allow programmers to capitalize on the most powerful graphics hardware in mobile phones,” said David Brittain, vice president of technology, Superscape. “ARM’s graphics portfolio provides optimal compatibility and enables us to speed time-to-market with the games we develop.”

 “The majority of today’s mobile phones are using Java technology to enable additional applications and games to be downloaded to the phone after it is sold. ARM is committed to providing solutions for the gaming community that deliver dramatic improvements in the quality of graphics displayed on these applications,” said Gareth Vaughan, graphics product manager, ARM. “ARM’s support for the Java community and graphics ecosystem with products such as the Mali-JSR297 software enables game developers to harness new hardware capabilities, producing 3D graphics that are markedly superior in quality and performance.”

The Mali-JSR297 software is the latest addition to the Mali™ graphics stack, a fully integrated set of hardware and software IP that supports all the graphics standards a device manufacturer needs. ARM has further expanded this stack with the recent launch of the Mali-JSR226™, Mali-JSR287™ and Mali-SVG-t™ products for the 2D graphics market at Mobile World Congress in Barcelona, Spain.  Please visit http://www.arm.com/news/19869.html for more details.

Availability
The ARM Mali-JSR297 software will be released immediately following ratification of the JSR297 standard, with pre-release versions available from ARM in Q3 2008. For more information about the ARM graphics stack, please visit: http://www.arm.com/products/esd/multimediagraphics_home.html.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Mali, Mali200, Mali55, Mali-JSR184, Mali-JSR226, Mali-JSR287, Mali-JSR297 and Mali-SVG-t are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Starlayne Meza Text 100 +1 415 593 8431 starm@text100.com	Lorna Dunn ARM +44 (0) 1223 400835 lorna.dunn@arm.com	Erik Ploof ARM +1 425 880 6033 erik.ploof@arm.com

Item 5

26 February 2008

ARM Enhances Development Support for Texas Instruments’ DaVinci Technology and OMAP35x Platform

Enhanced support in ARM RealView Development Suite 3.1 Professional significantly reduces initial development time and ensures optimal tools configuration for specific TI processors

CAMBRIDGE, UK – Feb. 26, 2008– ARM [(LSE:ARM) (Nasdaq:ARMHY)]   today announced at the Texas Instruments Developer Conference (TIDC), Dallas, Texas, that the ARM® RealView®   family of development tools will provide enhanced support for the Texas Instruments’ (TI) DaVinciTM technology and OMAP35xTM platform, including the recently-released DaVinci TMS320DM355 digital media processor and OMAP35x processors. The enhanced support automatically configures the RealView development tools for specific TI processors enabling software developers to rapidly begin developing high-performance applications using supplied example code and project templates. Enhanced debug support provides full visibility and control of the processor’s on-chip peripherals as well as automatic placement of code in the processors memory map.

“TI has long relied upon ARM to deliver low risk development tool solutions that provide ease-of-use and optimum performance,” said Gerard Andrews, OMAP marketing manager, TI. “With the enhanced support in ARM RealView tools for TI’s digital media processors and OMAP35x applications processors, developers will greatly benefit from reduced development times and the ability to deliver high-performance, low-power applications into the rapidly growing consumer, medical and embedded markets.”

Developers wishing to create an application for a specific TI processor will be able to download a RealView Development Suite 3.1 Professional tool update for their chosen processor. This update will add processor-specific project templates and example code to the Eclipse IDE included in the RealView Development Suite 3.1 Professional. The processor project templates automatically configure the compilation tools in the RealView Development Suite 3.1 Professional to generate optimal code and automatically lay it out in the processor’s memory map including (where appropriate) programming on-chip flash. TI processor-specific debug features provide the developer with full visibility and control of on-chip peripherals in a format that can be directly mapped back to the processor’s datasheet.

  “ARM is committed to providing its extensive ecosystem of Partners with the resources they need to stay one step ahead of market demands, and with RealView development tools we are able to lend our support to a leading technology company like TI,” said John Cornish, vice president of marketing, System Design Division, ARM. “With RealView tool support for the DaVinci and OMAP35x processors, ARM will empower developers to meet the feature and performance requirements associated with efficiently delivering quality products into the mobile and consumer markets.”

About RealView Development Suite 3.1 Professional
The ARM RealView Development Suite 3.1 Professional is a complete, end-to-end solution for software development supporting all ARM processors and ARM CoreSight™ debug technology. This full-featured product enables developers to begin software development, optimization and test ahead of silicon availability, significantly reducing application time-to-market and ensuring the highest degree of software quality.

RealView Development Suite 3.1 Professional incorporates the best-in-class RealView Compilation tools and market-leading RealView Profiler enabling applications to easily achieve both high performance and optimal code size. The product includes support for the latest Cortex™-A8 processor and includes the vectorizing compiler for the NEON™ media processing engine, which can increase the performance of multimedia applications in standard C code by more than 200 percent.

Availability
ARM RealView tools enhanced support features for TI’s OMAP35x and digital media processors will be available in Q2 2008, free-of-charge via electronic download to new and existing RealView Development Suite 3.1 Professional customers.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the Texas Instruments Developer Network
ARM is a member of the TI Developer Network, a community of respected, well-established companies offering products and services based on TI analog and digital technology.  The Network provides a broad range of end-equipment solutions, embedded software, engineering services and development tools that help customers accelerate innovation to make the world smarter, healthier, safer, greener and more fun.

ENDS

ARM and RealView are registered trademarks of ARM Limited. Cortex, NEON and CoreSight are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Starlayne Meza Text 100 +1 415 593 8431 starm@text100.com	Michelle Spencer ARM +44 1628 427 780 michelle.spencer@arm.com